Exhibit 99.7

NICE Captures 2022 “Customer Experience Technology of the Year” Award
from National Technology News

Honored as an innovative CX solution which delivers extraordinary customer experiences,
NICE Enlighten AI offers a comprehensive AI and machine learning framework

Hoboken, N.J., June 21, 2022 – NICE (Nasdaq: NICE) today announced that the 2022 National Technology Awards, sponsored by National Technology News, named NICE Enlighten AI as its “Customer Experience Technology of the Year ” award winner. In its sixth year, the awards program is a comprehensive celebration of leading technology across a range of industries and organized by National Technology News, part of Perspective Publishing, a leading publishing and events company.  The customer experience technology category rewards companies that deliver innovative solutions that make use of data and omnichannel to ensure a seamless, efficient and positive customer experience. This is NICE Enlighten’s second consecutive award win from National Technology News.

Enlighten AI injects intelligence into every step of the customer journey. Purpose-built and focused on creating smart, connected self-service and human assisted interactions for customer engagement, Enlighten AI turns customer service into a powerful competitive differentiator for all brands across multiple industries.

“NICE is thrilled to receive, for the second time, this award which acknowledges our continued commitment to our customers and helping them to deliver their own exceptional customer experiences with innovative AI technology,” said Barry Cooper, President, NICE Workforce and Customer Experience Group. “The role of AI in enhancing the customer experience continues to expand and serve as a genuine competitive advantage for brands today. We are honored to receive this recognition.”

NICE Enlighten AI is the leading innovation that helps brands deliver personalized, frictionless customer service and experiences at scale. Based on over 30+ years of industry experience and research, Enlighten AI analyzes every second of each customer interaction to provide deeper insights and a holistic understanding of the customer experience. Meeting customers on the channels of their choice, Enlighten AI makes the entire contact center smarter via objective and complete analysis of every interaction.

For further information on NICE Enlighten AI, please visit our website here.

About National Technology News
National Technology News (NTN) is a key brand for technology purchasers and vendors in the UK. Following the success of the inaugural National Technology Awards in 2017, and with growing demand for a dedicated high-level news-driven site, National Technology News was born. NTN has grown into a multi-channel news and events brand that offers companies direct access to the decision-makers for technology in UK businesses. National Technology News is part of Perspective Publishing, a leading publishing, and events company. Perspective also publishes FStech and Retail Systems, the leading technology titles within the financial and retail sectors within the UK.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE marks, please see www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.